SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

WEGENER ADAPTIVE GROWTH FUND

A SERIES OF THE

WEGENER INVESTMENT TRUST

LETTER OF INVESTMENT INTENT

August_4_, 2006

To the Board of Trustees of Wegener Investment Trust:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the Wegener Adaptive Growth Fund, a series of the Wegener Investment Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

----/s/-----

Kenneth Wegener